UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               UROMED CORPORATION
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    917274102
                               ------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 1998
                              -------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages




                                  SCHEDULE 13D

CUSIP No. 917274102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Bermuda

                           7        Sole Voting Power
 Number of                                  1,330,254
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,330,254
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,330,254

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.99%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages



                                  SCHEDULE 13D

CUSIP No. 917274102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,330,254
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,330,254
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,330,254

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.99%

14       Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages



                                  SCHEDULE 13D

CUSIP No. 917274102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,330,254
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,330,254

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,330,254

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.99%

14       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages



                                  SCHEDULE 13D

CUSIP No. 917274102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,330,254
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,330,254

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,330,254

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.99%

14       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 8 Pages




               This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, no par value (the "Shares"), of UroMed Corporation (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D dated April 15, 1994 and all amendments thereto (collectively, the "Initial Statement") filed by one of the Reporting Persons (as defined herein). This Amendment No. 4 is being filed to report that as a result of a recent disposition of Shares, the Reporting Persons may no longer be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of Soros Capital L.P., a Bermuda limited partnership ("Soros Capital"), Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller, and together with Soros Capital, SFM LLC and Mr. Soros, the "Reporting Persons"). This Statement relates to Shares held for the account of Soros Capital.

               Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

               (a)  Each of the Reporting  Persons may be deemed the  beneficial
owner  of  the   1,330,254   Shares  held  for  the  account  of  Soros  Capital
(approximately 4.99% of the total number of Shares outstanding).

               (b) (i) Pursuant to the agreement between Mr. Steven Gilbert ("Mr. Gilbert"), the managing general partner of Soros Capital, and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 1,330,254 Shares held for the account of Soros Capital.

                    (ii) Pursuant to the agreement between Mr. Gilbert and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,330,254 Shares held for the account of Soros Capital.

               (c) Except for the sale of 50,000 Shares at a price of $2.61 per Share on March 4, 1998 and for the sale of 2,000 Shares at a price of $2.61 per Share on March 5, 1998, which were executed in routine brokerage transactions on the over-the-counter market, there have been no transactions effected with respect to the Shares since January 5, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) The partners of Soros Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Soros Capital (including the Shares) in accordance with their share partnership interests in Soros Capital.

               (e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares on March 4, 1998.

                                                               Page 7 of 8 Pages



                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        SOROS CAPITAL, L.P.

                                        By:  /S/ JOHN MCEVOY
                                             ----------------------------------
                                             John McEvoy
                                             Attorney-in-Fact

                                                               Page 8 of 8 Pages


                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.